

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

> **Re: CDT Environmental Technology Investment Holdings Limited**
> **Amendment No. 12 to Registration Statement on Form F-1**
> **Filed December 20, 2023**
> **File No. 333-252127**

Dear Yunwu Li:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 12 to Registration Statement on Form F-1

Compensation of Directors and Executive Officers, page 86

1. Please provide updated compensation disclosure for the last full financial year. Please also update the Related Party Transactions section that begins on page 87. Refer to Items 6.B and 7.B of Form 20-F.

General

2. We note your disclosure in your prospectus regarding advice of your PRC legal counsel regarding permissions, consents and approvals, including your disclosure on your prospectus cover page and your disclosure on page 24. Please file such counsel's consent as an exhibit to the registration statement.

  Please contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson. Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary O'Rourke, Esq.